Exhibit 99.5

Consent of Scott Wilson Roscoe Postle Associates Inc.

April 21, 2010

Alberta Securities Commission

Autorité des marchés financiers du Québec
British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission (Securities Division)

U.S. Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:                             Consent of Scott Wilson Roscoe Postle Associates Inc. (“RPA”)

I refer you to the short form base shelf prospectus supplement (the “Prospectus Supplement”) of North American Palladium Ltd. (the “Company”) dated April 21, 2010.  Capitalized terms used in this consent but not defined have the meanings set out in the Prospectus Supplement.

Reference is made to the disclosure relating to the Vezza property in the Prospectus Supplement.

I hereby consent to the use of our name and the mineral resource estimate dated April 2, 2010 (the “Estimate”) in the Prospectus Supplement.

I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are (i) derived from the Estimate, or (ii) within my knowledge as a result of the services performed by me in connection with the Estimate.

Yours truly,

Scott Wilson Roscoe Postle Associates Inc.

Per:	/s/ DEBORAH A. MCCOMBE
Name: Deborah A. McCombe, P.Geo.
Title: Executive Vice-President